Exhibit 99.1

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of the 6th day of August, 2019 between Sundial Growers Inc., an Alberta corporation (the “Company”), and Edward Hellard, an individual residing in the Province of Alberta (the “Investor”).

RECITALS

WHEREAS, the Company has completed an underwritten initial public offering of its common shares pursuant to an effective registration statement filed with the Securities and Exchange Commission on Form F-1 in the United States and a prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec (the “IPO”);

AND WHEREAS, the parties believe that it is in the best interests of the Company and the Investor to set forth their agreements regarding the Investor’s registration rights in the Company;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions.

For purposes of this Agreement:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, a Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Canadian Prospectus” means a (final) Prospectus filed by the Company under Canadian Securities Laws.

“Canadian Securities Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec.

“Canadian Securities Laws” means the securities legislation of the applicable provinces or territories of Canada, other than Quebec, and the rules, regulations and policies of the applicable Canadian Securities Commissions.

“Canadian Short Form Registration Procedure” means the procedures for the distribution of securities by way of a short form Prospectus available under Canadian Securities Laws, including NI 44-101.

“Common Shares” means the common shares of the Company.

“Company” has the meaning given to it in the Preamble.

“Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, provincial or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, Canadian Securities Laws, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, Canadian Securities Laws or any state securities law.

“Demand Notice” has the meaning given to it in Section 2.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a Registration Statement or Prospectus covering the sale of the Registrable Securities; or (iv) a registration in which the only securities being registered are Common Shares issuable upon conversion of debt securities that are also being registered.

“Form F-1” means a registration statement on Form F-1 as promulgated under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

“Form F-3/10” means either a registration statement on Form F-3 or Form F-10 as promulgated under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC or the Canadian Securities Commissions, as applicable.

“Holder” means the Investor and any Permitted Transferee.

“Initiating Holders” means Holders of at least ten percent (10%) of the Registrable Securities then outstanding, on a non-diluted basis, who initiate a registration request pursuant to Section 2.1(a) of this Agreement.

“Investor” has the meaning given to it in the Preamble.

“IPO” has the meaning given to it in the Recitals.

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

“Permitted Holder” means, in respect of a Holder that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a Holder that is not an individual, an Affiliate of that holder.

“Permitted Transferee” means, in each case to the extent such Person agrees to be bound by the terms of this Agreement, any Permitted Holder.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Prospectus” means, with respect to a public offering or distribution in the United States, the prospectus included in any Registration Statement, or, with respect to a public offering or distribution in Canada, a Canadian Prospectus, as such documents may be amended or supplemented by an amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference in such prospectus.

“Registrable Securities” means Common Shares that are beneficially owned by the Investor or its Affiliates, provided that such Common Shares shall cease to be Registrable Securities: (a) when their registration has become effective and such Common Shares have been disposed of pursuant to such registration; or (b) when such Common Shares cease to be outstanding.

“Registrable Securities then outstanding” means the number of shares determined by adding (without duplication) the number of outstanding Common Shares that are Registrable Securities and the number of Common Shares issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that, when issued, will be Registrable Securities.

“Registration Statement” means with respect to a public offering in the United States, a Registration Statement filed by the Company with the SEC for a public offering and sale of securities of the Company for cash in which the Registrable Securities may be included, other than a Registration Statement on Form S-8, Form S-4 or Form F-4, or their successors, or any form for a similar limited purpose, or any Registration Statement covering only securities proposed to be issued in exchange for securities or assets of another corporation.

“SEC” means the Securities and Exchange Commission.

“SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

“Selling Holder Counsel” has the meaning given to it in Section 2.6.

“Transfer Undertaking” means the transfer undertaking attached as schedule “A” to the plan of arrangement in the articles of amendment of the Company effective July 31, 2019.

2.	Registration Rights.

The Company covenants and agrees as follows:

2.1	Demand Registration.

(a)

Delivering Demand Notice. If at any time, subject to the Transfer Undertaking, the Initiating Holders request the Company to prepare and to file with respect to all or any portion of such Holders’ Registrable Securities, a Registration Statement and/or a Canadian Prospectus with respect to Registrable Securities having an anticipated aggregate offering price, excluding Selling Expenses, of at least $25,000,000, then upon receipt of such request, the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as expeditiously as reasonably practical, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, use reasonable commercial efforts to file a Form F-1 and/or a Canadian Prospectus, as applicable, or, if eligible, a Form F-3/10 Registration Statement and/or a Canadian Prospectus under the Canadian Short Form Registration Procedure, as applicable, covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration or qualification by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(b) and Section 2.3.

(b)

Notwithstanding. Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration or qualification pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its shareholders for such Registration Statement or Prospectus to either become effective or remain effective for as long as such Registration Statement or Prospectus otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act, the Exchange Act, or Canadian Securities Laws then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the applicable Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register or qualify any securities for its own account or that of any other shareholder during such ninety (90) day period other than pursuant to an Excluded Registration.

(c)

Further Limitations. The Company shall not be obligated to effect, or to take any action to effect, any registration or qualification pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration or qualification, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such Registration Statement or Prospectus to become effective; or (ii) after the Company has effected three registrations or qualifications pursuant to Section 2.1(a) in any calendar year. A registration or qualification shall not be counted as “effected” for purposes of this Section 2.1(c) until such time as the applicable Registration Statement or Prospectus has been declared effective or final receipt therefor has been provided by the applicable securities regulators, unless the Holders withdraw their request for such registration or qualification, elect not to pay the expenses therefor, and forfeit their right to one demand Registration Statement or Prospectus qualification pursuant to Section 2.6, in which case such withdrawn Registration Statement or Prospectus shall be counted as “effected” for purposes of this Section 2.1(c).

(d)

Company Registration. After receipt of a Demand Notice, the Company shall itself determine whether it wishes to distribute Common Shares in connection with the demand registration related to such Demand Notice, provided that if the lead underwriter or lead underwriters, acting in good faith, advise the Investor and the Company in writing that, in its or their judgment, the number of Common Shares to be distributed in the demand registration should be limited (i) due to market conditions, or (ii) because the number of Common Shares to be distributed is likely to have a significant adverse effect on the successful marketing of the distribution (including the price range acceptable to the Investor), then the maximum number of Common Shares that the lead underwriter or lead underwriters advise should be distributed will be allocated (A) first, to the number of Registrable Securities requested to be distributed pursuant to the demand registration, and (B) second, subject to clause (A) above, to the number of Common Shares to be distributed by the Company, if any, that may be accommodated in such distribution.

2.2	Piggy-Back Registration.

If the Company proposes to register or qualify (including, for this purpose, a Registration Statement effected or Prospectus filed by the Company for shareholders other than the Holders) any of its securities under the Securities Act or Canadian Securities Laws in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, subject to the Transfer Undertaking, promptly give each Holder notice of such registration or qualification. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, use reasonable commercial efforts to cause to be registered or qualified all of the Registrable Securities that each such Holder has requested to be included in such Registration Statement or Prospectus. The Company shall have the right to terminate or withdraw any registration or qualification initiated by it under this Section 2.2 before the effective date of such registration or qualification, whether or not any Holder has elected to include Registrable Securities in such registration or qualification. The expenses (other than Selling Expenses) of such withdrawn registration or qualification shall be borne by the Company in accordance with Section 2.6.

2.3	Underwriting Requirements.

(a)

If, pursuant to Section 2.1, the participating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest (by number of securities) of the Holders. In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration or qualification shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Holders initiating a demand registration in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportion as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b)

In connection with any offering involving an underwriting of shares of the Company’s capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling

Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(c)

For purposes of the provision in this Section 2.3 concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, shareholders, and Affiliates of such Holder, or the estates and Members of the Immediate Family of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder”, and any pro rata reduction with respect to such selling Holder shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such selling Holder, as defined in this sentence.

2.4      Obligations of the Company. Whenever required under this Section 2 to effect the registration or qualification of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)	in the case of a registration under the Securities Act:

(i)

prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such Registration Statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Shares (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form F-3/10 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to 60 days, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold;

(ii)

prepare and file with the SEC such amendments and supplements to such Registration Statement, and the prospectus used in connection with such Registration Statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such Registration Statement;

(b)	in the case of the qualification under Canadian Securities Laws:

(i)

prepare and file with the Canadian Securities Commission in each province and territory in which selling Holders of Registrable Securities are then resident (other than Quebec) a Canadian Prospectus with respect to the distribution of such Registrable Securities and use its best efforts to obtain a receipt or a decision document from such Canadian Securities Commissions in respect of such Canadian Prospectus; and

(ii)

prepare and file with the Canadian Securities Commissions with whom a Canadian Prospectus has been filed pursuant to 2.4(b)(i) such amendments and supplements to such Canadian Prospectus as may be necessary to comply with the applicable provisions of Canadian Securities Laws with respect to the distribution of all securities qualified by such Canadian Prospectus (provided that all Registrable Securities qualified by such Canadian Prospectus are distributed within 90 days of the date of such final Canadian Prospectus);

(c)

furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)

use its commercially reasonable efforts to register and qualify the securities covered by such Registration Statement or Prospectus under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction;

(e)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)

use its commercially reasonable efforts to cause all such Registrable Securities covered by such Registration Statement or Prospectus to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)

provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration or qualification;

(h)

promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such Registration Statement or Prospectus, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement or Prospectus and to conduct appropriate due diligence in connection therewith;

(i)

notify each selling Holder, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such Registration Statement has been filed or, in the case of offering in Canada, of the time when a receipt or a decision document from the Canadian Securities Commissions has been received; and

(j)

after such Registration Statement becomes effective or a receipt or a decision document from the Canadian Securities Commissions has been received in respect of a Prospectus, notify each selling Holder of any request by applicable securities regulators that the Company amend or supplement such Registration Statement or Prospectus.

2.5	Furnish Information.

It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration or qualification of such Holder’s Registrable Securities.

2.6	Expenses of Registration.

All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to this Section 2 including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders (“Selling Holder Counsel”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration or qualification proceeding begun pursuant to Section 2.1 if the registration or qualification request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration or qualification), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration or qualification pursuant to Section 2.1(a); provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration or qualification pursuant to Section 2.1(a). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7	Delay of Registration.

No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration or qualification pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8	Indemnification.

If any Registrable Securities are included in a Registration Statement or Prospectus under this Section 2:

(a)

To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and shareholders of each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act, the Exchange Act or Canadian Securities Laws, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld or delayed, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration or qualification.

(b)

To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the Registration Statement or Prospectus, each Person (if any) who controls the Company within the meaning of the Securities Act, any underwriter (as defined in the Securities Act), any other Holder selling securities in such Registration Statement or Prospectus, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration or qualification; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld or delayed; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)

Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel reasonably satisfactory to the other parties to the proceeding; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall only relieve such indemnifying party of any liability to the indemnified party under this Section 2.8 if, and only to the extent that, the indemnifying party suffers prejudice as a result of such failure.

(d)

To provide for just and equitable contribution in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8 , then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)

Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration or qualification under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9	Reports Under Exchange Act.

With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to registration on Form F-3/10, the Company shall:

(a)

make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the Registration Statement filed by the Company for the IPO under the Securities Act;

(b)

use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)

furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the Registration Statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3/10 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form F-3/10 (at any time after the Company so qualifies to use such form).

2.10	Termination of Agreement with Respect to Any Holder.

This Agreement shall terminate upon such earlier time at which (i) each Holder can sell all Registrable Securities held by it in compliance with SEC Rule 144(b)(1)(i) or (ii) the Holders collectively hold less than ten percent (10%) of the Company’s outstanding Common Shares.

2.11	Ceasing to be a Foreign Private Issuer.

If the Company ceases to be a foreign private issuer (as defined in Rule 405 promulgated by the SEC under the Securities Act) able to use a registration statement on Form F-1, F-3, or F-10, as the case may be, then all references in this Agreement to any such form shall be deemed to be references to Form S-1 or S-3, as appropriate.

3.	Miscellaneous.

3.1	Permitted Transferees.

The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a Permitted Transferee; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such Permitted Transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such Permitted Transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a Permitted Holder of such transferee shall be aggregated together and with those of the transferee; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

3.2	Governing Law.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein (without giving effect to any conflicts or choice of law provisions thereof that would cause the application of the domestic substantive laws of any other jurisdiction).

3.3	Counterparts; Facsimile.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4	Titles and Subtitles.

The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5	Notices.

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows:

If to the Company to:

Sundial Growers Inc.#

200, 919 – 11 Avenue SW

Calgary, Alberta

T2R 1P3

Attention:	Kristine Dow
E-mail:	[Redacted: Confidential Information]

If to the Investor, to:

Edward Hellard

[Redacted: Confidential Information]

[Redacted: Confidential Information]

[Redacted: Confidential Information]

Attention:	Edward Hellard
E-mail:	[Redacted: Confidential Information]

3.6	Amendments and Waivers.

Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and Holders holding at least a majority (by number) of the issued and outstanding Common Shares held by all of the Holders; and provided further that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Except as provided for under Section 2.10 and notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any party without the written consent of such party, unless such amendment, termination, or waiver applies to all parties hereto in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 3.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

3.7	Severability.

In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.8	Aggregation of Shares.

All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

3.9	Entire Agreement.

This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.10	Delays or Omissions.

Other than to the extent specifically contemplated by Section 3.6 (in respect of certain waivers deemed to be provided by the Company pursuant to the terms thereof), no delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.11	Currency.

All denominations and financial information outlined in this Agreement are in United States Dollars.

3.12	Independent Legal Advice.

Each party hereto acknowledges and agrees that he or it has been advised to, and has had sufficient opportunity to, consult with independent legal counsel with respect to this Agreement, understands his or its obligations under this Agreement and the nature of the consequences of this Agreement and is signing this Agreement voluntarily.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SUNDIAL GROWERS INC.

By:	/s/ Torsten Kuenzlen
Name: Torsten Kuenzlen Title: Chief Executive Officer

/s/ Edward Hellard
EDWARD HELLARD

[Signature Page to Registration Rights Agreement]